Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Novelion Therapeutics Inc. pertaining to the Novelion 2016 Equity Incentive Plan, the Aegerion Pharmaceuticals, Inc. 2010 Stock Option and Incentive Plan, the Aegerion Pharmaceuticals, Inc. 2006 Stock Option and Grant Plan, and the Aegerion Pharmaceuticals, Inc. Amended and Restated Inducement Award Stock Option Plan of our reports dated March 15, 2016, with respect to the consolidated financial statements of Aegerion Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Aegerion Pharmaceuticals Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
December 5, 2016